UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on ALVARION ANNOUNCES COMMERCIAL AVAILABILITY OF SELF INSTALL WIMAX CPE, dated June 6, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ALVARION LTD.

Date: June 6, 2006                        By: /s/ Dafna Gruber
                                             Name: Dafna Gruber
                             Title:    Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION ANNOUNCES COMMERCIAL AVAILABILITY OF
SELF INSTALL WIMAX CPE

All Indoor BreezeMAX Si Enables Mass Market Deployment,
Paves Way For Nomadic, Portable Services

GLOBALCOMM, Chicago, Illinois, June 6, 2006 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced the commercial availability of its BreezeMAX™ Si, a self-installable, all indoor WiMAX customer premises equipment (CPE) based on the WiMAX standard. Opening the door for mass-market deployment of WiMAX services everywhere, this new compact CPE from the BreezeMAX 3500 family uses advanced radio technology for improved indoor penetration and NLOS operation, enables simple end user plug and play installation, and paves the way for nomadic and portable services. Following trials with ten different operators, commercial units of the Si CPE—which use the Intel® PRO/Wireless 5116 broadband interface chip—are now available for order.

Easily integrated into Alvarion's over 150 WiMAX network deployments to date, the BreezeMAX Si provides subscribers with the same features and functionality—including advanced QoS—as the company’s BreezeMAX PRO outdoor CPE. By eliminating professional installation, the Si enables carriers to broaden their distribution channels to best fit their business models, and when combined with outdoor CPEs, optimizes their network planning by trading-off coverage, capacity and installation costs.

The Si CPE introduces a unique dual mode FDD/TDD software defined radio (SDR) functionality that enables operation in either FDD or TDD mode, thus providing maximum flexibility in network design and future proofing carrier investment. Through a web-based interface, the BreezeMAX Si achieves a connection in almost any environment using its integrated 9dBi antenna or with an external 12dBi window mount antenna. Supporting a single 10/100 Base-T interface for IP data, it can connect with Alvarion’s rich portfolio of indoor devices for WiFi and voice services, and enable primary voice services with battery back up.

"With Alvarion leading the world in the deployment of WiMAX networks, we are proud to now help accelerate the spread and growth of WiMAX services with a self installable, indoor CPE," said Rudy Leser, Alvarion's corporate vice president of strategy and marketing. “Leveraging our more than a decade of market and technology leadership, the ease and low cost of installation of the BreezeMAX Si enables our carrier customers to achieve much greater penetration of their service areas to realize the WiMAX vision of broadband everywhere. And with its support for nomadic and portable services, the BreezeMAX Si begins the era of mobile WiMAX.”

BreezeMAX is Alvarion’s WiMAX platform, designed from the ground up according to the IEEE 802.16 standards to support fixed, nomadic, portable and mobile WiMAX applications. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Powered by Alvarion’s advanced radio technologies, BreezeMAX is the primary building block of Alvarion’s recently announced 4Motion™ solution. Demonstrated at the CTIA show this past April, 4Motion is an end-to-end WiMAX 802.16e-2005 solution enabling service providers to begin deploying a WiMAX network today with the ability to support to personal broadband services. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 150 installations in more than 30 countries around the world.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX market with the most widely deployed WiMAX system in the world, Alvarion has the most extensive networks deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.